LIMITLESS PROJECTS INC.

2261 Rosanna Street

Las Vegas, Nevada 89117

Telephone: 269-692-9418

Email: info@limitlessprojectsinc.com

April 13, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Attention: Daniel Morris, Esq.

Dear Mr. Morris:

Re:         Registration Statement on Form S-1 (File No. 333-252795)

In response to your letter of April 5, 2021 concerning our registration statement on Form S-1, as amended, filed March 8, 2021, we have filed an amended registration statement addressing your comments and provide the following responses:

WarpSpeedTaxi Application, page 14

1.	We note your response to comment 5. Your disclosure that the purchaser of the WarpSpeed application will own 100% of the interest in the application with a "lone exception" should be revised for clarity. Please state, if true, that Warpspeed does not own 100% of the application. Also, please explain the nature of the "operational data and databases" that will be jointly owned. In doing so, please clarify what information and technologies are covered by this phrase. In addition, please provide your analysis as to why you believe the non-compete provision in the Asset Purchase Agreement would "not prevent [you] from developing similar technologies for other third-party customers," as you state in your response. We note that the question of whether similar technologies you develop for new customers might infringe on the property rights of the WarpSpeed application purchaser is separate from whether development of those technologies would violate the non-compete provision.

We have revised our disclosure to clarify that the purchaser of the WarpSpeed Taxi application will own a 100% interest in the domain name www.warpspeedtaxi.com and the WarpSpeed Taxi logo; the current website and application front-end and back-end content and software including all related intellectual property rights; and all incorporated technology. We and the purchaser will jointly own the operational data and databases, which consist of customer lists, customer contact information, and customer transaction data concerning the application.

The non-compete provision in Section 2.2 of the Asset Purchase Agreement dated December 1, 2020 between the purchaser and us stipulates that we “shall not be entitled to use the data for any purpose that competes directly or indirectly with the Purchaser’s use and operation of the Application for ride-hailing and food delivery.” Because the non-compete provision prevents us from using the data and database information in a manner that competes with the purchaser, but does not extend to the other assets that we are selling to the purchaser pursuant to the agreement, we are able to develop similar technologies for new customers provided that they do not infringe on the property rights of the WarpSpeed Taxi application.

Plan of Operations, page 17

2.	We note that the president of Warpspeed is an experienced software developer and resident of India and appears to be responsible for the oversight of the development of the application in India. Please revise your disclosure to clarify the nature and extent of your relationship with Warpspeed, including how the relationship began and the negotiations related to the sale of the application, as well as the role of your company, if any, in the development of this application. In doing so, please tell us whether the companies are affiliated and provide us with your legal analysis in support of your position. Please refer to the definition of "affiliate" in Securities Act Rule 405. Further, to the extent that the companies are partners or joint-venturers, please explain to us the basis of the relationship and disclose the material terms in the prospectus.

Our President, Daniel Okelo, first communicated with Mohammed Irfan Rafimiya Kazi, the President of WarpSpeed Taxi Inc., when Mr. Okelo was seeking software developers to develop his idea for the ride-hailing and delivery application through a website known as www.upwork.com. While Mr. Okelo selected other software developers to work on the project, Mr. Kazi expressed interest in potentially purchasing the application for commercial development. After showing Mr. Kazi the design features of the application that was in development, the two negotiated the terms of an asset purchase agreement and executed an agreement.

Rule 405 of the Securities Act states that “an affiliate of, or person affiliated with, a specified person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.” Rule 405 also states that, “The term control (including the terms controlling, controlled by and under common control with) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”

The basis of the current relationship between our company and WarpSpeed Taxi Inc. is that while we have an obligation under our agreement to develop and deliver a prototype of the WarpSpeedTaxi application and have retained independent contractors to do so,

Mr. Okelo controls the direction and management of our company as the sole director and officer and majority shareholder. WarpSpeed Taxi Inc. is controlled by its directors and officers (i.e., Mr. Kazi and Kateryna Malenko) and its majority shareholder, Ms. Malenko. Mr. Okelo is not involved in the management of WarpSpeed Taxi Inc. and neither Mr. Kazi nor Ms. Malenko is involved in our management. Accordingly, we and WarpSpeed Taxi Inc. are not affiliates.

WarpSpeed Taxi, and in particular, Mr. Kazi, wants to have a role in reviewing the independent contractor’s progress in order to ensure that the application works properly and meets WarpSpeed Taxi’s expectations. WarpSpeed Taxi Inc.’s review process does not constitute a partnership or joint venture relationship with us.

Consolidated Financial Statements

3. Summary of Significant Accounting Policies

Revenue Recognition, page F-8

3.	We read your response to comment 9. Please revise your financial statements to comply with ASC 606. Refer to the effectiveness guidance in ASC 606-10-65-1(b). Please also provide us with your analysis of the five-step revenue recognition model found in ASC 606 and explain why it is appropriate to recognize revenue in full for the WarpSpeedTaxi computer application.

We have revised our financial statements to comply with ASC 606 and refer to the effectiveness guidance in ASC 606-10-65-1(b) in Note 3 to our audited financial statements under the section entitled “Revenue Recognition” and under the section entitled “Recently Adopted and Recently Enacted Accounting Pronouncements”. . In accordance with steps 4 and 5 of ASC 606’s five-step revenue recognition model, we have allocated the $290,000 in future payment requirements under our agreement with WarpSpeed Taxi to our obligation to deliver a working prototype of the application to the purchaser. Accordingly, we have revised our net sales on the income statement to $10,000 and included deferred revenue of $290,000 as a liability on the balance sheet.

Yours truly,

LIMITLESS PROJECTS INC.

Per: /s/ Daniel Okelo

Daniel Okelo

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